UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

PokerTek, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

730864105

(CUSIP Number)

Gehrig H. White

c/o PokerTek, Inc.

1020 Crews Road, Suite J

Matthews, North Carolina 28106

(704) 849-0860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730864105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Gehrig H. White
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

2,273,900
8. Shared Voting Power

0
9. Sole Dispositive Power

2,273,900
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,273,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

24.0%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 730864105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

GHW Enterprises, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

2,273,900
8. Shared Voting Power

0
9. Sole Dispositive Power

2,273,900
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,273,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

24.0%
14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 730864105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Arthur Lee Lomax
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

485,400
9. Sole Dispositive Power

0
10. Shared Dispositive Power

485,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

485,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

5.1%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 730864105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Gina D. Silvestri
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

485,400
9. Sole Dispositive Power

0
10. Shared Dispositive Power

485,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

485,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

5.1%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 730864105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Arthur Lee Lomax 2005 Grantor Retained Annuity Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

485,400
8. Shared Voting Power

0
9. Sole Dispositive Power

485,400
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

485,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

5.1%
14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 730864105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

James Crawford
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

1,423,900
8. Shared Voting Power

0
9. Sole Dispositive Power

1,423,900
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,423,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

15.0%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 730864105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Crawford Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

1,423,900
8. Shared Voting Power

0
9. Sole Dispositive Power

1,423,900
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,423,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

15.0%
14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 730864105

The statement on Schedule 13D filed on January 31, 2006 relating to the common stock, no par value (the “Common Stock”) of PokerTek, Inc., a North Carolina Corporation (the “Company”) is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D. Except as amended herein, the initial Schedule 13D remains in full force and effect and shall be read together with this Amendment No. 1. Only those Items which are amended pursuant to this Amendment No. 1 are reported herein.

Item 2. Identity and Background

Item 2 of the statement on Schedule 13D is hereby amended and restated as follows:

(a)-(c), (f) This statement is being filed jointly by Gehrig H. White, GHW Enterprises, LLC, Arthur Lee Lomax, Gina D. Silvestri, Arthur Lee Lomax 2005 Grantor Retained Annuity Trust, James Crawford and Crawford Ventures, LLC (collectively, the “Filing Group”).

Gehrig H. White is a United States citizen whose business address is 1020 Crews Road, Suite J, Matthews, North Carolina 28106. Mr. White is the manager of and controls GHW Enterprises, LLC, a North Carolina limited liability company located at 6207 Glynmoor Lakes Drive, Charlotte, North Carolina 28277 and which is the beneficial owner of all 2,273,900 shares of the Common Stock reported in this statement. The principal business of GHW Enterprises is to hold Common Stock. Mr. White’s principal occupation is Chief Executive Officer of the Company, located at 1020 Crews Road, Suite J, Matthews, North Carolina 28106. The Company’s principal business is to develop and market the PokerPro™ system, an electronic poker table that provides a fully-automated poker-room environment to tribal casinos, commercial casinos and card clubs.

Arthur Lee Lomax is a United States citizen whose business address is 75 Carmel Lane, Columbus, North Carolina 28722. Mr. Lomax is co-trustee of Arthur Lee Lomax 2005 Grantor Retained Annuity Trust, a Georgia trust located at 2468 Peniel Road, Tryon, North Carolina 28782 and which is the beneficial owner of all 485,400 shares of the Common Stock reported in this statement. The principal business of Arthur Lee Lomax 2005 Grantor Retained Annuity Trust is to hold Common Stock. Mr. Lomax’s principal occupation is headmaster of Carolina Classical School, located at 75 Carmel Lane, Columbus, North Carolina 28722. The principal business of Carolina Classical School is to provide an interdenominational Christian education emphasizing academic, social, spiritual and physical values for students from pre-kindergarten age through the eighth grade.

Gina D. Silvestri is a United States citizen whose business address is Town Center, 28 South Main Street, West Hartford, Connecticut 06107. Ms. Silvestri is co-trustee of Arthur Lee Lomax 2005 Grantor Retained Annuity Trust, a Georgia trust located at 2468 Peniel Road, Tryon, North Carolina 28782 and which is the beneficial owner of all 485,400 shares of the Common Stock reported in this statement. The principal business of Arthur Lee Lomax 2005 Grantor Retained Annuity Trust is to hold Common Stock. Ms. Silvestri’s principal occupation is an attorney with Cummings & Lockwood LLC, located at Town Center, 28 South Main Street, West Hartford, Connecticut 06107. The principal business of Cummings & Lockwood LLC is to provide legal services.

James Crawford is a United States citizen whose business address is 1020 Crews Road, Suite J, Matthews, North Carolina 28106. Mr. Crawford is the manager of and controls Crawford Ventures, LLC, a North Carolina limited liability company located at 5237 Lancelot Drive, Charlotte, North Carolina 28270 and which is the beneficial owner of all 1,423,900 shares of the Common Stock reported in this statement. The principal business of Crawford Ventures, LLC is to hold Common Stock. Mr. Crawford’s principal occupation is President of the Company, located at 1020 Crews Road, Suite J, Matthews, North Carolina 28106. The Company’s principal business is to develop and market the PokerPro™ system, an electronic poker table that provides a fully-automated poker-room environment to tribal casinos, commercial casinos and card clubs.

Item 4. Purpose of the Transaction

Item 4 of the statement on Schedule 13D is hereby amended and restated as follows:

Each of Gehrig H. White, Arthur Lee Lomax and James Crawford are founders of the Company. For estate planning reasons Messrs. White, Lomax and Crawford have chosen to hold their shares of the Common Stock through GHW Enterprises, LLC, Arthur Lee Lomax 2005 Grantor Retained Annuity Trust and Crawford Ventures, LLC, respectively.

Mr. White is the Chief Executive Officer of the Company and Mr. Crawford is the President of the Company. Each of Messrs. White, Lomax and Crawford serve on the Company’s Board of Directors.

In the course of its business, the Company was introduced to representatives of Aristocrat. The Company and Aristocrat discussed the possibility of Aristocrat becoming a distributor of the Company’s products. During the course of these discussions, Aristocrat indicated its desire to acquire an ownership interest in the Company of at least ten percent (10%) of the issued and outstanding shares of Common Stock. The Company’s representatives indicated that the Company was not interested in issuing additional shares of Common Stock and thereby diluting the ownership interests of its existing shareholders.

Aristocrat and the Company discussed whether Aristocrat might be successful in purchasing shares of Common Stock from one or more of the Company’s existing shareholders. Subsequently, representatives of the Company introduced Aristocrat representatives to representatives of WPT Enterprises, Inc. (“WPTE”). Messrs. White, Lomax and Crawford also considered selling shares of Common Stock to Aristocrat in order to provide Aristocrat with the approximate 10% ownership interest in the Company that it desired in connection with becoming a distributor of the Company’s products.

According to a Current Report on Form 8-K filed by WPTE with the Securities and Exchange Commission on January 23, 2006, Aristocrat and WPTE executed a securities purchase agreement on January 20, 2006 pursuant to which Aristocrat agreed to purchase 630,000 shares of Common Stock, at a price per share equal to $9.03, subject to certain conditions. The purchase price of $9.03 was obtained by multiplying the total number of shares of Common Stock to be sold by WPTE by the weighted average closing price (weighted with reference to trading volume on each trading day) of the Common Stock on the NASDAQ National Market during the thirty (30) trading days immediately preceding January 20, 2006. It is the understanding of the Filing Group that the sale of these 630,000 shares of Common Stock was completed as of February 28, 2006. Also on January 20, 2006, the Company entered into an international distribution rights agreement with Aristocrat (the “Distribution Agreement”). The term of the Distribution Agreement is for a period of six months, beginning on the commencement date (January 20, 2006). The term of the Distribution Agreement will be automatically extended to ten years if Aristocrat enters into and completes one or more securities purchase agreements that provide for the purchase by Aristocrat of an aggregate of 946,800 shares (approximately 10%) of the issued and outstanding Common Stock. The shares of Common Stock purchased by Aristocrat from WPTE will count toward satisfying the total number of shares of Common Stock that must be purchased by Aristocrat in order to extend the term of the Distribution Agreement.

In order to facilitate the acquisition by Aristocrat of the additional shares of Common Stock needed to trigger the extension of the Distribution Agreement, Messrs. White, Lomax and Crawford negotiated with Aristocrat the sale of an aggregate of 316,800 shares of Common Stock held by GHW Enterprises, LLC, Arthur Lee Lomax 2005 Grantor Retained Annuity Trust and Crawford Ventures, LLC. As of February 28, 2006, each of GHW Enterprises, LLC, Arthur Lee Lomax 2005 Grantor Retained Annuity Trust and Crawford Ventures, LLC has executed a securities purchase agreement with Aristocrat and each has completed the sale to Aristocrat of 105,600 shares of Common Stock, respectively, pursuant to such securities purchase agreements.

The decision by Messrs. White, Lomax and Crawford to sell certain shares of Common Stock held by their respective estate planning entities to Aristocrat was made independent of the sale of Common Stock by WPTE to Aristocrat. Therefore, although the timing of Aristocrat’s purchases from WPTE and each of GHW Enterprises, LLC, Arthur Lee Lomax 2005 Grantor Retained Annuity Trust and Crawford Ventures, LLC is identical, each of the members of the Filing Group disclaims membership in a group with each other and with WPTE pursuant to Rule 13d-5(b). In addition, since the only purpose of the Filing Group was to consider and negotiate potential sales of Common Stock to Aristocrat, the consummation of those sales shall be deemed to cause the disbandment of the Filing Group. The former members of the Filing Group have no current intention to act in concert with respect to any purchases or sales of shares of Common Stock and do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to this Item 4 of Schedule 13D. Any such intentions, plans or proposals that may arise in the future, if ever any, shall be set forth on a separate statement on Schedule 13D. The Filing Group is thus defunct as of February 28, 2006.

Item 5. Interest in Securities of the Issuer

Item 5 of the statement on Schedule 13D is hereby amended and restated as follows:

Gehrig H. White

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,273,900

Percentage: 24.0%

(b)	Sole power to vote or direct the vote: 2,273,900

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 2,273,900

Shared power to dispose or direct the disposition: 0

(c)	As of February 28, 2006, GHW Enterprises, LLC, which is controlled by Mr. White, executed a securities purchase agreement with Aristocrat and, in conjunction therewith, completed the sale of 105,600 shares of Common Stock to Aristocrat in return for a cash sum of $959,523.84. The transaction was completed in New South Wales, Australia.

Mr. White has not effected any other transactions in the past sixty days with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

GHW Enterprises, LLC

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,273,900

Percentage: 24.0%

(b)	Sole power to vote or direct the vote: 2,273,900

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 2,273,900

Shared power to dispose or direct the disposition: 0

(c)	As of February 28, 2006, GHW Enterprises, LLC, which is controlled by Mr. White, executed a securities purchase agreement with Aristocrat and, in conjunction therewith, completed the sale of 105,600 shares of Common Stock to Aristocrat in return for a cash sum of $959,523.84. The transaction was completed in New South Wales, Australia.

GHW Enterprises, LLC has not effected any other transactions in the past sixty days with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Arthur Lee Lomax

(a)	Aggregate number of shares of Common Stock beneficially owned: 485,400

Percentage: 5.1%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 485,400

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 485,400

(c)	As of February 28, 2006, Arthur Lee Lomax 2005 Grantor Retained Annuity Trust, for which Arthur Lee Lomax and Gina D. Silvestri serve as co-trustees, executed a securities purchase agreement with Aristocrat and, in conjunction therewith, completed the sale of 105,600 shares of Common Stock to Aristocrat in return for a cash sum of $959,523.84. The transaction was completed in New South Wales, Australia.

On February 28, 2006, Mr. Lomax transferred all of his shares of Common Stock to Arthur Lee Lomax 2005 Grantor Retained Annuity Trust. Mr. Lomax and Gina D. Silvestri serve as co-trustees of Arthur Lee Lomax 2005 Grantor Retained Annuity Trust. The transaction was completed in Charlotte, North Carolina.

Neither Mr. Lomax, Ms. Silvestri nor Arthur Lee Lomax 2005 Grantor Retained Annuity Trust have effected any other transactions in the past sixty days with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Gina D. Silvestri

(a)	Aggregate number of shares of Common Stock beneficially owned: 485,400

Percentage: 5.1%

(b)	Sole power to vote or direct the vote: 485,400

Shared power to vote or direct the vote: 485,400

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 485,400

(c)	As of February 28, 2006, Arthur Lee Lomax 2005 Grantor Retained Annuity Trust, for which Arthur Lee Lomax and Gina D. Silvestri serve as co-trustees, executed a securities purchase agreement with Aristocrat and, in conjunction therewith, completed the sale of 105,600 shares of Common Stock to Aristocrat in return for a cash sum of $959,523.84. The transaction was completed in New South Wales, Australia.

On February 28, 2006, Arthur Lee Lomax transferred all of his shares of Common Stock to Arthur Lee Lomax 2005 Grantor Retained Annuity Trust. Ms. Silvestri and Mr. Lomax serve as co-trustees of Arthur Lee Lomax 2005 Grantor Retained Annuity Trust. The transaction was completed in Charlotte, North Carolina.

Neither Mr. Lomax, Ms. Silvestri nor Arthur Lee Lomax 2005 Grantor Retained Annuity Trust have effected any other transactions in the past sixty days with respect to the Common Stock.

(d)	None.

Arthur Lee Lomax 2005 Grantor Retained Annuity Trust

(a)	Aggregate number of shares of Common Stock beneficially owned: 485,400

Percentage: 5.1%

(b)	Sole power to vote or direct the vote: 485,400

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 485,400

Shared power to dispose or direct the disposition: 0

(c)	As of February 28, 2006, Arthur Lee Lomax 2005 Grantor Retained Annuity Trust, for which Arthur Lee Lomax and Gina D. Silvestri serve as co-trustees, executed a securities purchase agreement with Aristocrat and, in conjunction therewith, completed the sale of 105,600 shares of Common Stock to Aristocrat in return for a cash sum of $959,523.84. The transaction was completed in New South Wales, Australia.

On February 28, 2006, Arthur Lee Lomax transferred all of his shares of Common Stock to Arthur Lee Lomax 2005 Grantor Retained Annuity Trust. Arthur Lee Lomax and Gina D. Silvestri serve as co-trustees of Arthur Lee Lomax 2005 Grantor Retained Annuity Trust. The transaction was completed in Charlotte, North Carolina.

Neither Mr. Lomax, Ms. Silvestri nor Arthur Lee Lomax 2005 Grantor Retained Annuity Trust have effected any other transactions in the past sixty days with respect to the Common Stock.

(d)	None.

James Crawford

(a)	Aggregate number of shares of Common Stock beneficially owned: 1,423,900

Percentage: 15.0%

(b)	Sole power to vote or direct the vote: 1,423,900

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 1,423,900

Shared power to dispose or direct the disposition: 0

(c)	As of February 28, 2006, Crawford Ventures, LLC, which is controlled by Mr. Crawford, executed a securities purchase agreement with Aristocrat and, in conjunction therewith, completed the sale of 105,600 shares of Common Stock to Aristocrat in return for a cash sum of $959,523.84. The transaction was completed in New South Wales, Australia.

On December 1, 2005, Crawford Ventures, LLC, which is controlled by Mr. Crawford, redeemed the membership interests of five of its members, each of whom owned a 0.3022% membership interest in Crawford Ventures, LLC prior to the redemption. In payment for the redemption of such membership interests, Crawford Ventures, LLC transferred 5,000 shares of the Common Stock to each of the five former members whose membership interests were redeemed. The transactions were completed in Charlotte, North Carolina.

Neither Mr. Crawford nor Crawford Ventures, LLC have effected any other transactions in the past sixty days with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Crawford Ventures, LLC

(a)	Aggregate number of shares of Common Stock beneficially owned: 1,423,900

Percentage: 15.0%

(b)	Sole power to vote or direct the vote: 1,423,900

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 1,423,900

Shared power to dispose or direct the disposition: 0

(c)	As of February 28, 2006, Crawford Ventures, LLC, which is controlled by Mr. Crawford, executed a securities purchase agreement with Aristocrat and, in conjunction therewith, completed the sale of 105,600 shares of Common Stock to Aristocrat in return for a cash sum of $959,523.84. The transaction was completed in New South Wales, Australia.

On December 1, 2005, Crawford Ventures, LLC redeemed the membership interests of five of its members, each of whom owned a 0.3022% membership interest in Crawford Ventures, LLC prior to the redemption. In payment for the redemption of such membership interests, Crawford Ventures, LLC transferred 5,000 shares of the Common Stock to each of the five former members whose membership interests were redeemed. The transactions were completed in Charlotte, North Carolina.

Crawford Ventures, LLC has not effected any other transactions in the past sixty days with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the statement on Schedule 13D is hereby amended and restated as follows:

Other than the Amended and Restated Joint Filing Agreement filed as Exhibit 1 to this Amendment No.1 to Schedule 13D, and otherwise as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the members of the Filing Group and between such members of the Filing Group and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Each of Messrs. White, Lomax and Crawford has entered into an agreement with Feltl and Company (each, a “Lock-up Agreement”) that, for a period of 180 days from October 13, 2005, generally forbids them from offering, selling, assigning, transferring, pledging, contracting to sell or otherwise disposing of or hedging any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock. Feltl and Company may, in its sole discretion, at any time without prior notice, release all or any portion of the shares of Common Stock from the restrictions in the Lock-up Agreements. With respect to the sales completed pursuant to the securities purchase agreements between Aristocrat and each of GHW Enterprises, LLC, Arthur Lee Lomax 2005 Grantor Retained Annuity Trust and Crawford Ventures, LLC, Feltl and Company has waived the restrictions on transfer with respect to the 105,600 shares of Common Stock being sold pursuant to each such securities purchase agreement and Aristocrat has agreed to be bound by the transfer restrictions in the Lock-up agreements.

Each of Messrs. White, Lomax and Crawford, through their estate planning entities GHW Enterprises, LLC, Arthur Lee Lomax 2005 Grantor Retained Annuity Trust and Crawford Ventures, LLC, respectively, executed a securities purchase agreement with Aristocrat as of February 28, 2006 and, in conjunction therewith, completed the sale of 105,600 shares of Common Stock to Aristocrat in return for a cash sum of $959,523.84. Each of the respective securities purchase agreements between Aristocrat and GHW Enterprises, LLC, Arthur Lee Lomax 2005 Grantor Retained Annuity Trust and Crawford Ventures, LLC, respectively, is attached to this Amendment No. 1 to Schedule 13D as Exhibits 2, 3 and 4, respectively.

The disclosure of the relationships between members of the Filing Group in Items 1 and 2 in both the original statement on Schedule 13D and this Amendment No. 1 is incorporated herein by reference. The disclosure in Item 4 regarding the negotiation and execution of securities purchase agreements with Aristocrat is also incorporated herein by reference.

Item 7. Material to be filed as Exhibits

Item 7 of the statement on Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description
1	Amended and Restated Joint Filing Agreement, dated February 28, 2006, by and among the members of the Filing Group, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

2	Stock Purchase Agreement, dated as of February 28, 2006, by and between Aristocrat International Pty. Limited and GHW Enterprises, LLC.

3	Stock Purchase Agreement, dated as of February 28, 2006, by and between Aristocrat International Pty. Limited and Arthur Lee Lomax 2005 Grantor Retained Annuity Trust.

4	Stock Purchase Agreement, dated as of February 28, 2006, by and between Aristocrat International Pty. Limited and Crawford Ventures, LLC.

CUSIP No. 730864105

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2006

GEHRIG H. WHITE

/s/ Gehrig H. White
Gehrig H. White

GHW ENTERPRISES, LLC

By:	/s/ Gehrig H. White
Gehrig H. White, its Manager

JAMES CRAWFORD

/s/ James Crawford
James Crawford

CRAWFORD VENTURES, LLC

/s/ James Crawford
James Crawford, its Manager

ARTHUR LEE LOMAX

/s/ Arthur Lee Lomax
Arthur Lee Lomax

GINA D. SILVESTRI

/s/ Gina D. Silvestri
Gina D. Silvestri

ARTHUR LEE LOMAX 2005 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Arthur Lee Lomax
Arthur Lee Lomax, Trustee

By:	/s/ Gina D. Silvestri
Gina D. Silvestri, Trustee

CUSIP No. 730864105

EXHIBIT INDEX

Exhibit No.	Description
1	Amended and Restated Joint Filing Agreement, dated February 28, 2006, by and among the members of the Filing Group, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

2	Stock Purchase Agreement, dated as of February 28, 2006, by and between Aristocrat International Pty. Limited and GHW Enterprises, LLC.

3	Stock Purchase Agreement, dated as of February 28, 2006, by and between Aristocrat International Pty. Limited and Arthur Lee Lomax 2005 Grantor Retained Annuity Trust.

4	Stock Purchase Agreement, dated as of February 28, 2006, by and between Aristocrat International Pty. Limited and Crawford Ventures, LLC.